EXHIBIT 16.1

June 15, 2006


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:     QORUS.COM, INC.
        File No.  0-27551

Ladies and Gentlemen:

We were previously principal accountants for QORUS.COM, INC. and, under the date of March 18, 2006, we reported on the financial statements of Qorus.com, Inc. as of and for the years ended December 31, 2004 and 2005. On June 15, 2006, we were notified by Qorus.com, Inc. that we were dismissed as their auditors. We have read Qorus.com, Inc.'s statements included under Item 4.01(a) of its Form 8-K expected to be filed on or about June 19, 2006, and we agree with such statements.

Very truly yours,

                               /s/ KBA GROUP LLP
                               --------------------------
                               KBA GROUP LLP